82 - 3729

HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT


10015050

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Bornheim, 2009-12-31

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Sir or Madam,

Enclosed please find our press release and interim report concerning our 3rd quarter (March 1 – November 30, 2009) which we have published on December 22, 2009 for your documentation.

Further please find an ad-hoc announcement concerning the Share Option Plan of HORNBACH-Baumarkt-AG which was published on December 30, 2009.

Kind regards,



pp. Judith Sommer



Enclosures

Hornbach-Baumarkt-Aktiengesellschaft · Telefon: +49 (0) 6348 60-00 · Fax: +49 (0) 6348 60-4000 · E-Mail: info@hornbach.com · Internet: www.hornbach.com
Hornbachstraße 11 · D-76879 Bornheim · Registergericht Landau HRB 2311 · USt-IdNr. DE 151 116 749
Vorsitzender des Aufsichtsrats: Albrecht Hornbach · Vorstand: Steffen Hornbach (Vorsitzender),
Roland Pelka (stellv. Vorsitzender), Susanne Jäger, Jürgen Schröcker, Manfred Valder

Ad-hoc-Mitteilung ENGLISCH

HORNBACH-Baumarkt-AG

HORNBACH Share Option Plan: 61,975 subscription rights exercised

Bornheim bei Landau, December 30, 2009.

A total of 61,975 subscription rights (exersale) were conditionally exercised within the framework of the 1999 share option plan at HORNBACH-Baumarkt-AG in the current exercise window for the 2nd to 4th tranches lasting from December 23 to December 29, 2009 in accordance with the terms and conditions governing the share option plan. Starting on Wednesday, December 30, 2009, the orders received for the 2nd to 4th tranches for the sale of the shares thereby created in HORNBACH-Baumarkt-AG will be placed on the stock exchange over a period of five weeks, thus protecting the share price, by the bank commissioned with the handling of the share option plan. Should it not be possible to sell all of these shares in full within this deadline, then the subscription rights will only be exercised on a prorated basis.

Contact:

HORNBACH-Baumarkt-AG
Investor Relations
Axel Müller
E-mail: axel.mueller@hornbach.com

HORNBACH HOLDING AG

HORNBACH Es gibt immer was zu tun.

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG

Hornbach maintains its growth course

Consolidated sales grow by 4.4% to Euro 2.3 billion in first nine months – Above-average sales momentum in Germany – Operating earnings strength improved

Neustadt a. d. W., December 22, 2009. **Hornbach continued to steer a growth course in the first nine months of its financial year (March 1 to November 30, 2009). Net sales at the Hornbach Group (Hornbach Holding AG Group) increased by 4.4% to Euro 2,311 million in the first nine months (previous year: Euro 2,214m). Cumulative operating earnings (EBIT) reached Euro 152.6 million (previous year: Euro 163.6m). Net of non-operating earnings items, mainly involving real estate gains in the previous year, the Group's EBIT rose by almost 12%. Notwithstanding the uncertain economic framework, the Hornbach Group thus boosted its operating earnings strength in the current financial year.**

The 130 DIY megastores with garden centers operated across Europe by Hornbach-Baumarkt-AG, the largest operating subgroup, increased their sales by 4.0% to Euro 2,166 million overall (previous year: Euro 2,083m) and by 1.6% on a like-for-like basis. Especially pleasing in this respect was the like-for-like sales performance shown by DIY stores and garden centers in Germany, which generated growth of 3.0% in the first nine months. Hornbach therefore managed once again to benefit from Germans' enthusiasm for home improvement and renovation more markedly than the sector average, thus acquiring additional market share. The other countries in Western Europe where Hornbach operates its DIY megastores and garden centers also reported pleasing sales growth in most cases. This enabled the Group as a whole to more than compensate for the decline in demand in Eastern Europe due to economic developments.

The builders' merchants businesses pooled at the Hornbach Baustoff Union GmbH subgroup (HBU) contributed additional growth momentum to the Group's performance in the first nine months of the 2009/2010 financial year. Defying the negative sector trend, HBU's 21 builders' merchant outlets increased their sales by almost 11% and also reported significantly disproportionate earnings growth.

The balance sheet of the Hornbach Group remains rock solid. The equity ratio improved from 39.1% at the balance sheet reporting date (February 28) to 40.8% as of November 30, 2009. Cash and cash equivalents rose over the same period from Euro 275 million to Euro 405 million. The company has not made any changes to its forecast for the year as a whole. Accordingly, sales are expected to show low to medium single-digit percentage growth. Due to substantial real estate gains in the previous year, the EBIT of the Hornbach Group for the overall year will fall significantly short of the level seen in the 2008/2009 financial year (Euro 179.1m), but is expected to exceed the EBIT posted for the 2007/2008 financial year (Euro 105.5m).

Further information has been published in the extensive interim reports of Hornbach Holding AG and Hornbach-Baumarkt-AG, which can be downloaded from the "Investor Relations" section of the company's internet site at www.hornbach-group.com.

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

INTERIM REPORT

HORNBACH-BAUMARKT-AG GROUP

FIRST NINE MONTHS 2009/2010

(MARCH 1 – NOVEMBER 30, 2009)


HORNBACH
Es gibt immer was zu tun.

HORNBACH-BAUMARKT-AG GROUP

Nine-Month Interim Report 2009/2010 (March 1 - November 30, 2009)

Key figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	3rd Quarter 2009/2010	3rd Quarter 2008/2009	Change %	Nine Months 2009/2010	Nine Months 2008/2009	Change %
Net sales	**663.5**	**644.2**	**3.0**	**2,166.4**	**2,083.3**	**4.0**
of which in other European countries	275.8	271.2	1.7	890.6	855.7	4.1
Like-for-like sales growth[1]	1.4%	2.3%		1.6%	2.3%	
Gross margin as % of net sales	36.0%	35.6%		36.4%	36.3%	
EBITDA	24.4	27.4	(11.1)	160.2	169.0	(5.2)
Earnings before interest and taxes (EBIT)[2]	**11.7**	**13.4**	**(12.7)**	**120.1**	**127.3**	**(5.7)**
Consolidated earnings before taxes	6.4	11.5	(44.2)	103.8	116.9	(11.2)
Consolidated net income	4.7	7.7	(38.7)	73.2	86.6	(15.4)
Basic earnings per share in €	0.30	0.49	(38.8)	4.64	5.51	(15.8)
Investments	14.9	25.9	(42.5)	57.2	58.8	(2.8)

[1] currency-adjusted

[2] including non-operating earnings components: net non-operating income of € 13.9 million was reported in the first nine months of 2008/2009. As budgeted, no disposal gains from real estate transactions and net non-operating expenses of € 1.9 million were reported in the first nine months of 2009/2010. Net of non-operating earnings items, operative EBIT improved year-on-year by 7.5% in the first nine months of 2009/2010.

Misc. Key figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	November 30, 2009	February 28, 2009	Change %
Total assets	1,492.0	1,425.2	4.7
Equity	656.6	591.3	11.0
Shareholders' equity as % of total assets	44.0%	41.5%	
Number of stores	130	129	0.8
Sales area in 000 m² (based on BHB)	1,465	1,447	1.2
Number of employees	12,713	12,576	1.1

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

INTERIM GROUP MANAGEMENT REPORT

Summary

- **HORNBACH-Baumarkt-AG Group maintains robust business performance in first nine months of 2009/2010**
- **Nine-month consolidated sales increase by 4.0% to € 2.2 billion**
- **HORNBACH posts like-for-like growth of 1.6%: German DIY megastores with garden centers maintain their growth course with sales up by +3.0% – international stores more or less match high previous year's figures (-0.4%)**
- **EBIT of € 120.1 million in first nine months – year-on-year improvement in earnings strength in core DIY business**

Notwithstanding difficult conditions in the retail sector, the HORNBACH-Baumarkt-AG Group managed to maintain its growth course in the first nine months of the financial year (March 1 to November 30, 2009). Consolidated sales for the first nine months rose by 4.0% to € 2,166.4 million (previous year: € 2,083.3m). Cumulative operating earnings (EBIT) amounted to € 120.1 million (previous year: € 127.3m). Net of non-operating earnings components, mainly resulting from real estate transactions in the previous year, operative EBIT increased by 7.5%. The HORNBACH-Baumarkt-AG Group, which operated at a total of 130 locations in nine countries as of November 30, 2009, has thus boosted its operating earnings strength in the current financial year in spite of ongoing economic uncertainties.

Overall, the financial and economic crisis did not have any negative implications for the HORNBACH stores in Germany or most West European countries in the first nine months of the current financial year. Especially pleasing in this respect was the momentum shown by like-for-like sales in Germany, where the DIY megastores with garden centers achieved like-for-like sales growth of 2.8% in the third quarter (September 1 to November 30, 2009). Growth in the first nine months of 2009/2010 as a whole amounted to 3.0%. HORNBACH maintained its above-average performance compared with the month-by-month sales performance of the DIY sector in Germany, thus gaining further market share. Other European countries showed disparate developments in sales. While the stores in the Czech Republic, Slovakia and Romania witnessed a decline in demand, in some cases severe, due to the weak consumer climate in the wake of the economic crisis, other West European countries in which HORNBACH operates DIY megastores with garden centers mostly reported pleasing levels of sales growth. Like-for-like sales in the other European countries segment therefore almost matched the high levels seen in the previous year both in the third quarter and in the first nine months as a whole.

Key operative earnings figures showed positive overall year-on-year developments at the HORNBACH-Baumarkt-AG Group in the reporting period from March to November 2009. This was chiefly the result of like-for-like sales growth in all countries covered by the store network outside Eastern Europe, a slight improvement in the gross margin across the Group, lower pre-opening expenses and a disproportionately low increase in administration expenses compared with sales. Unlike in the previous year, no disposal gains were incurred in the real estate segment (previous year: € 14.8m). As expected, this led key earnings figures to fall short of the previous year's figures overall in spite of the improved earnings performance in the core operating business. The Group's operating earnings (EBIT) decreased by 5.7% to € 120.1 million (previous year: € 127.3m). Excluding non-operating earnings components, operative EBIT improved by 7.5% in the first nine months of 2009/2010.

No new HORNBACH DIY megastores with garden centers were opened in the third quarter of 2009/2010 (September 1 to November 30, 2009). The Group was operating 130 retail outlets as of November 30, 2009 (February 28, 2009: 129). Of these, an unchanged total of 92 stores with sales areas of around 973,000 m^2 are in Germany, while 38 stores with sales areas of around 492,000 m^2 are located in other European countries. Total sales areas at the HORNBACH-Baumarkt-AG Group amount to around 1,465,000 m^2. The HORNBACH DIY megastores with garden centers have an average size of more than 11,250 m^2.

Macroeconomic Framework

On an international level, the macroeconomic framework continued to be characterized during the fall by a high degree of uncertainty. Macroeconomic output in the USA, the euro area and Germany has certainly shown positive rates of growth once again since the second and third quarters of the 2009 calendar year. Growth in global industrial output has also strengthened considerably since the middle of the year, leading to a remarkable expansion in global trade. Doubts nevertheless remain as to the sustainability and stability of this upward trend beyond 2009. Setbacks such as the debt crisis in Dubai show that the foundations for the recovery on the financial markets are still shaky. The situation on the labor market also has to be viewed as unfavorable for the foreseeable future. Even once any economic revival has begun, the turnaround in the EU labor market will, based on previous experience, still take time to set in and will thus tend to slow the development in private consumer spending. Consumers have benefited, by contrast, from the continuing stability in consumer prices towards the end of 2009 as well, a factor which can be assumed to have helped consumer confidence remain relatively immune to the economic crisis well into the fall.

The performance of the retail sector across the EU in the course of 2009 has fallen short of the previous year's figures. The promotion of automobile sales with government purchase incentive schemes in various member states has manifestly diverted purchasing power away from traditional retail channels. This is one of the reasons for the decline in retail sales (excluding automobile sales) in virtually all EU countries. Real-term retail sales in the 27 EU countries in September and October 2009 dropped by 2.2% and 0.9% respectively. In terms of HORNBACH's scope of operations across Europe, the retail sectors in Romania and Slovakia were especially hard hit in this respect, with double-digit downturns in sales in some cases. Retail sales in Germany fell by 1.8% in real terms in the period from January to October 2009. As is apparent from official EU statistics, only Austria and Sweden could boast retail sales growth in recent months.

Earnings, Financial and Net Asset Situation

Sales performance

Given the prevailing economic climate and the development in sales in the overall retail sector, the business performance at HORNBACH's DIY megastores with garden centers has so far proven to be relatively immune to the crisis in large parts of Europe. In most of the regions where we operate our DIY megastores with garden centers, demand for building, home improvement and garden products has risen compared with the previous year.

Our concept, with its focus on project customers, addresses consumers' needs, especially in difficult economic times, when people once again accord greater priority to a higher quality of life within their private living space. With its combination of a broad product range, professional advice, support services and permanently low prices, HORNBACH has successfully established itself as a competent partner when it comes to helping consumers renovate or enhance the appearance of their own four walls.

The HORNBACH-Baumarkt-AG Group thus maintained the growth course seen in the first half of 2009/2010 in the third quarter as well. In the period from September 1 to November 30, 2009, net sales grew by 3.0% across the Group to reach € 663.5 million (previous year: € 644.2m). For the first nine months as whole, the Group's sales rose by 4.0% to € 2,166.4 million (previous year: € 2,083.3m). Like-for-like sales, i.e. excluding sales at newly opened stores, also showed pleasing developments overall. Net of currency factors, we improved our like-for-like sales by 1.4% in the third quarter and by 1.6% on a cumulative basis for the first nine months. Including currency factors, the Group's comparable store sales grew by 0.7% in the third quarter and by 1.0% cumulatively. Our 92 HORNBACH DIY megastores with garden centers in Germany made an above-average contribution to this sales momentum and further expanded their market share. Our locations in other European countries virtually matched the high level of sales achieved in the equivalent period in the previous year.

■ **Germany**

In the third quarter of 2009/2010, our domestic business latched seamlessly onto the pleasing sales performance already seen in previous quarters. We increased our overall sales in Germany by 3.9% to € 387.7 million (previous year: € 373.1m). Sales in the first nine months of 2009/2010 as whole grew by 3.9% to € 1,275.8 million (previous year: € 1,227.5m). On a like-for-like basis, we improved our sales year-on-year by 2.8% in the third quarter. For the first nine months as a whole, like-for-like sales growth amounted to 3.0%. This level of sales momentum means that HORNBACH has once again outperformed the DIY sector average in Germany. According to the BHB sector association, following a respectable race to catch up in the third calendar quarter, German DIY and garden stores posted slight (adjusted) like-for-like sales growth of 0.2% in the period from January to September 2009.

■ **Other European countries**

Third-quarter sales at the 38 international HORNBACH DIY megastores with garden centers rose by 1.7% to € 275.8 million (previous year: € 271.2m). Sales in other European countries in the first nine months of 2009/2010 grew by 4.1% to € 890.6 million (previous year: € 855.7m). The international share of consolidated sales at HORNBACH-Baumarkt-AG amounted to 41.1% in the first nine months (previous year: 41.1%). Our sales performance outside Germany was highly uneven. We more or less succeeded in compensating for the decline in demand triggered by weak consumer spending in the wake of the economic crisis at our locations in the Czech Republic, Slovakia and Romania thanks to pleasing sales growth in the West European countries in our network. Net of currency factors, like-for-like sales in the other European countries segment therefore virtually matched the high previous year's figures both in the third quarter (-0.6%) and in the first nine months as a whole (-0.4%). Including currency factors, the reduction amounted to 2.2% in the third quarter and to 1.9% on a cumulative basis.

Earnings performance

In the reporting period from March to November 2009 we improved our key operative earnings figures at the HORNBACH-Baumarkt-AG Group compared with the previous year. This development was chiefly driven by like-for-like sales growth in Germany and Western Europe, a slight improvement in the gross margin across the Group, and more favorable pre-opening and administration expense ratios. Unlike in the previous year, no disposal gains were generated in the non-operating real estate segment (previous year: € 14.8m). As expected, this base effect led the Group's earnings to fall short of the previous year's figure in spite of the improved operative earnings performance.

The gross margin, i.e. gross profit as a percentage of net sales, rose slightly from 36.3% to 36.4% in the first nine months of the year. The Group's selling and store expenses grew to € 602.8 million (previous year: € 571.4m) and thus showed a slightly disproportionate increase compared with sales. The store expense ratio rose from 27.4% to 27.8%. This increase was chiefly due to collectively agreed pay increases, higher rental expenses and increased general operating expenses. The earnings performance benefited, by contrast, from the year-on-year reduction in pre-opening expenses and the lower rate of growth in administration expenses compared with sales. The pre-opening expense ratio thus decreased from 0.3% to 0.2%, while the administration expense ratio declined from 3.8% to 3.7%.

Other income and expenses dropped year-on-year from € 29.7 million to € 17.6 million in the first nine months of 2009/2010. This expected reduction was mainly due to non-operating earnings items in the real estate segment amounting to a net total of € 15.8 million. Net non-operating income of € 13.9 million was generated from real estate sales in the first nine months of the previous year. In line with the budget, there were no disposal gains from real estate transactions in the current financial year. We rather reported net non-operating expenses of € 1.9 million in the first nine months of 2009/2010. As previously announced, earnings figures for the period under report therefore fell short of the previous year's figures.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the first nine months of the current financial year declined by 5.2% from € 169.0 million to € 160.2 million. The Group's operating earnings (EBIT) fell by 5.7% to € 120.1 million (previous year: € 127.3m). Net of non-operating earnings components, operative EBIT improved by 7.5% to € 121.9 million (previous year: € 113.4m) and thus disproportionately compared with sales. Due to lower interest income and currency losses, the net

financial expenses of the HORNBACH-Baumarkt-AG Group deteriorated from € 10.4 million to € 16.3 million. Consolidated earnings before taxes dropped by 11.2% to € 103.8 million (previous year: € 116.9m). Net income for the period is reported at € 73.2 million (previous year: € 86.6m). Basic earnings per share amounted to € 4.64 at the end of the first nine months (previous year: € 5.51).

In the third quarter of 2009/2010 (Q3) which, like the equivalent quarter in the previous year, did not include any material non-operating items, the earnings performance of the Group weakened slightly compared with the previous year. This was due in particular to a reduction in like-for-like sales in Eastern Europe and to increased maintenance measures serving, among other aspects, to enhance energy efficiency at the stores. EBITDA declined by 11.1% to € 24.4 million (previous year: € 27.4m). EBIT dropped by 12.7% to € 11.7 million (previous year: € 13.4m). The Group's interest income, which was impeded by developments in interest rates on the capital markets, led to a significant deterioration in net financial expenses in Q3 (€ -5.3m, as against € -1.9m), and thus to a more marked decline in earnings before taxes than in EBIT. Consolidated earnings before taxes thus fell by 44.2% to € 6.4 million (previous year: € 11.5m). Net income for the third quarter is reported at € 4.7 million (previous year: € 7.7m) and basic earnings per share at € 0.30 (previous year: € 0.49).

Financial and net asset position

Investments totaled € 57.2 million in the first nine months of the current financial year (previous year: € 58.8m). Around 59% of this sum was invested in land and buildings, while the rest was primarily channeled into plant and office equipment at new and existing stores, as well as into intangible assets. Investments were financed in full from the cash flow of € 197.8 million from operating activities (previous year: € 163.0m). Further information about financing and investment activities at HORNBACH-Baumarkt-AG can be found in the cash flow statement on Page 11.

Total assets grew to € 1,492.0 million as of November 30, 2009, up 4.7% on the balance sheet date as of February 28, 2009. Cash and cash equivalents increased from € 236.1 million to € 345.7 million. Shareholders' equity as reported in the balance sheet rose by 11.0%, or € 65.2 million, since the previous reporting date to its current total of € 656.6 million. As a result, the equity ratio showed a marked improvement from 41.5% to 44.0%. As of November 30, 2009, the net financial debt of the HORNBACH-Baumarkt-AG Group had reduced significantly from € 207.0 million as of February 28, 2009 to € 77.0 million.

Employees

At the reporting date on November 30, 2009, 12,713 individuals across Europe (February 28, 2009: 12,576) were in fixed employment at HORNBACH-Baumarkt-AG or one of its subsidiaries.

Outlook

We opened our fifth HORNBACH DIY megastore with a garden center at Galgenen in the Zurich area at the beginning of December 2009. There will be no further store openings in the fourth quarter (December 1, 2009 to February 28, 2010). By the end of the financial year, we will therefore be operating 131 DIY megastores with garden centers in nine countries across the Group.

Based on the information currently available, we can confirm the sales and earnings forecast for the current financial year most recently formulated in our half-year financial report for 2009/2010. We expect consolidated sales, i.e. net sales including sales generated at newly opened stores, to grow in a low to medium single-digit percentage range in the current 2009/2010 financial year. We expect like-for-like sales at our DIY megastores with garden centers in Germany to continue to outperform the sector average in the coming months as well. In other European countries, we assume that the distribution of risks across our European store network will allow the reduction in sales expected in specific regions to be compensated for at least in part by sales growth in other regions. Mainly as a result of significantly lower earnings in the real estate segment, the operating earnings (EBIT) of the HORNBACH-Baumarkt-AG Group for the 2009/2010 financial year as a whole are expected to fall considerably short of the level reported for the 2008/2009 financial year (€ 136.5m), but should nevertheless exceed the EBIT posted for the 2007/2008 financial year (€ 79.1m).

Given the high volume of liquidity available at the Group, there has been a reduction in the medium-term requirement to refinance our future growth by way of sale and leaseback transactions. We therefore plan to execute only one sale of a DIY store property by the end of the financial year, rather than the two such sales previously budgeted. This transaction is expected to generate disposal gains of around € 1 million in the real estate segment, compared with the non-operating earnings of around € 35 million generated in the previous 2008/2009 financial year. The inflow of funds from this sale and leaseback transaction is expected to amount to around € 34 million and is to be reinvested in full.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Income Statement

€ million	3rd Quarter 2009/2010	3rd Quarter 2008/2009	Change %	Nine Months 2009/2010	Nine Months 2008/2009	Change %
Sales	663.5	644.2	3.0	2,166.4	2,083.3	4.0
Cost of goods sold	424.6	415.0	2.3	1,376.9	1,328.0	3.7
Gross profit	**238.8**	**229.2**	**4.2**	**789.5**	**755.2**	**4.5**
Selling and store expenses	202.1	191.2	5.7	602.8	571.4	5.5
Pre-opening expenses	2.1	2.4	(12.7)	3.5	6.8	(48.2)
General and administration expenses	28.5	26.2	8.9	80.7	79.4	1.6
Other income and expenses	5.5	4.0	39.6	17.6	29.7	(40.8)
Earnings before interest and taxes (EBIT)	**11.7**	**13.4**	**(12.7)**	**120.1**	**127.3**	**(5.7)**
Other interest and similar income	0.7	4.4	(84.1)	2.7	10.0	(72.8)
Other interest and similar expenses	5.7	6.7	(14.1)	17.7	20.1	(11.9)
Other financial result	(0.3)	0.3		(1.3)	(0.3)	
Net financial expenses	**(5.3)**	**(1.9)**		**(16.3)**	**(10.4)**	**56.5**
Consolidated earnings before taxes	**6.4**	**11.5**	**(44.2)**	**103.8**	**116.9**	**(11.2)**
Taxes on income	1.7	3.8	(55.3)	30.6	30.4	0.7
Consolidated net income	**4.7**	**7.7**	**(38.7)**	**73.2**	**86.6**	**(15.4)**
Basic earnings per share in €	0.30	0.49	(38.8)	4.64	5.51	(15.8)
Diluted earnings per share in €	0.30	0.49	(38.8)	4.64	5.48	(15.3)

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

Statement of Comprehensive Income for the Period

€ million	Nine Months 2009/2010	Nine Months 2008/2009
Consolidated net income	**73.2**	**86.6**
Measurement of derivative financial instruments (cash flow hedge)		
Measurement of derivative hedging instruments directly in equity	(1.2)	(0.3)
Gains and losses from measurement of derivative financial instruments transferred to profit or loss	1.3	(1.2)
Exchange differences arising on the translation of foreign subsidiaries	3.6	0.8
Deferred taxes on gains and losses recognized directly in equity	0.0	0.4
Other comprehensive income	**3.7**	**(0.3)**
Total comprehensive income	**76.9**	**86.3**

Rounding up or down may lead to discrepancies between totals.

Balance Sheet

Assets	November 30, 2009		February 28, 2009	
	€ million	%	€ million	%
Non-current assets				
Intangible assets	19.3	1.3	20.4	1.4
Property, plant, and equipment	569.0	38.1	530.2	37.2
Investment property	13.6	0.9	14.3	1.0
Financial assets	1.0	0.0	0.0	0.0
Non-current receivables and other assets	11.9	0.8	11.2	0.8
Non-current income tax receivables	8.5	0.6	8.3	0.6
Deferred tax assets	12.9	0.9	12.8	0.9
	636.0	**42.6**	**597.1**	**41.9**
Current assets				
Inventories	418.1	28.0	496.3	34.8
Other receivables and assets	56.8	3.8	41.6	2.9
Income tax receivables	1.3	0.1	3.1	0.2
Cash and cash equivalents	345.7	23.2	236.1	16.6
Non-current assets held for sale and disposal groups	34.1	2.3	51.0	3.6
	856.0	**57.4**	**828.1**	**58.1**
	1,492.0	**100.0**	**1,425.2**	**100.0**

Equity and liabilities	November 30, 2009		February 28, 2009	
	€ million	%	€ million	%
Equity				
Share capital	47.5	3.2	47.2	3.3
Capital reserve	142.0	9.5	140.2	9.8
Revenue reserves	467.1	31.3	403.9	28.3
	656.6	**44.0**	**591.3**	**41.5**
Non-current liabilities				
Long-term financial debt	398.3	26.7	407.7	28.6
Deferred tax liabilities	43.2	2.9	43.4	3.0
Other non-current liabilities	25.0	1.7	22.8	1.6
	466.5	**31.3**	**473.9**	**33.3**
Current liabilities				
Short-term financial debt	24.4	1.6	35.4	2.5
Trade payables and other liabilities	256.7	17.2	238.6	16.7
Income tax liabilities	29.5	2.0	21.9	1.5
Other provisions and accrued liabilities	58.3	3.9	64.0	4.5
	368.9	**24.7**	**360.0**	**25.3**
	1,492.0	**100.0**	**1,425.2**	**100.0**

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

Statement of Changes in Equity

Nine Months 2008/2009 € million	Share capital	Capital reserve	Hedging reserve	Cumulative currency translation	Other revenue reserves*)	Total group equity
Balance at March 1, 2008	**47.1**	**138.9**	**(1.0)**	**9.7**	**321.1**	**515.7**
Total comprehensive income			(1.1)	0.8	86.6	86.3
Dividend distribution					(13.6)	(13.6)
Treasury stock transactions					(0.2)	(0.2)
Capital increase from share option plans	0.2	1.3				1.4
Balance at November 30, 2008	**47.2**	**140.1**	**(2.0)**	**10.6**	**393.7**	**589.6**

Nine Months 2009/2010 € million	Share capital	Capital reserve	Hedging reserve	Cumulative currency translation	Other revenue reserves*)	Total group equity
Balance at March 1, 2009	**47.2**	**140.2**	**(3.6)**	**6.7**	**400.9**	**591.3**
Total comprehensive income			0.1	3.6	73.2	76.9
Dividend distribution					(13.7)	(13.7)
Capital increase from share option plans	0.3	1.8				2.1
Balance at November 30, 2009	**47.5**	**142.0**	**(3.5)**	**10.3**	**460.4**	**656.6**

Rounding up or down may lead to discrepancies between totals.

*) the income and expenses recognized under other revenue reserves relate to the net income for the period.

Cash Flow Statement

€ million	Nine Months 2009/2010	Nine Months 2008/2009
Consolidated net income	**73.2**	**86.6**
Depreciation and amortization of non-current assets	40.4	41.7
Change in provisions	3.0	0.4
Gains/losses on disposals of non-current assets and of non-current assets held for sale	0.0	(14.9)
Change in inventories, trade receivables and other assets	65.4	12.3
Change in trade payables and other liabilities	13.5	37.1
Other non-cash income/expenses	2.2	(0.2)
Cash flow from operating activities	**197.8**	**163.0**
Proceeds from disposals of non-current assets and of non-current assets held for sale	2.2	11.8
Payments for investments in property, plant, and equipment	(53.7)	(57.2)
Payments for investments in intangible assets	(2.5)	(1.6)
Payments for investments in financial assets	(1.0)	0.0
Cash flow from investing activities	**(55.0)**	**(47.0)**
Proceeds from capital increases	2.1	1.3
Dividends paid	(13.7)	(13.6)
Repayment of long-term debt	(14.0)	(15.3)
Change in short-term debt	(7.9)	(0.8)
Cash flow from financing activities	**(33.7)**	**(28.4)**
Cash-effective change in cash and cash equivalents	109.1	87.6
Change in cash and cash equivalents due to changes in exchange rates	0.5	0.0
Cash and cash equivalents at March 1	236.1	167.1
Cash and cash equivalents at November 30	**345.7**	**254.7**

Rounding up or down may lead to discrepancies between totals.

The cash flow from operating activities was reduced by € 21.0 million on account of income tax payments (previous year: € 13.7m) and by € 24.2 million on account of interest payments (previous year: € 22.5m) and increased by € 2.7 million on account of interest received (previous year: € 10.0m).

The other non-cash income/expenses item largely consists of unrecognized foreign currency differences and deferred taxes.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Interim Consolidated Financial Statements

(1) Accounting principles
This unaudited group interim report of HORNBACH-Baumarkt-AG and its subsidiaries as of November 30, 2009 has been prepared in accordance with Section 315a of the German Commercial Code (HGB) based on International Financial Reporting Standards (IFRS) in the form requiring mandatory application in the European Union.

The HORNBACH Group has implemented all International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) requiring mandatory application in the European Union for the first time from the 2009/2010 financial year. Specifically, these involve:

- IAS 1 "Presentation of Financial Statements": the initial application of the new version of this standard has mainly resulted in a change in the presentation of components of the financial statements.
- IAS 23 "Borrowing Costs (revised)": the revised standard has abolished the previous option of not capitalizing borrowing costs. From January 1, 2009, borrowing costs directly or indirectly attributable to the acquisition, construction or production of qualifying assets must be capitalized as a cost component. As this option was already drawn on in the past, the initial application has not had any implications for the group interim report.
- IFRS 8 "Operating Segments" replaces IAS 14 and bases segment reporting on application of the management approach. The initial application of IFRS 8 has resulted in a restructuring of the segment report. The business segments of the HORNBACH-Baumarkt-AG Group requiring report correspond to the "DIY Stores" and "Real Estate" segments previously included in the primary segment report. Moreover, the transition from total segment earnings (EBIT) to consolidated earnings before taxes has been presented.

The application of the other International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee requiring initial application in the 2009/2010 financial year has not had any implications for the net asset, financial and earnings position of the Group.

Otherwise, the accounting principles applied when preparing the interim report correspond to those applied in the consolidated financial statements as of February 28, 2009. The Group has made additional application of IAS 34 "Interim Financial Reporting". This interim report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2008/2009 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report, unless any amendments are expressly indicated. Moreover, this interim report also complies with German Accounting Standard No. 16 (DRS 16) - Interim Reporting - of the German Accounting Standards Committee (DRSC).

(2) Adjustments to enhance presentation
Recognized foreign currency gains and losses and income and expenses from the measurement of primary receivables and liabilities denominated in foreign currencies were recognized under net financial expenses for the first time in the consolidated financial statements as of February 28, 2009. Previously, these items were presented under other income and expenses, while IFRS required the measurement of derivative foreign currency hedging instruments to be reported under net financial expenses. As these components of earnings are closely related in economic terms, the amended reporting method has led to a more accurate presentation of foreign currency gains and losses.

Other income of € 42.9 million and other expenses of € 11.5 million were reported in the group interim report for the first nine months of 2008/2009 as of November 30, 2008. These items included income of € 8.7 million and expenses of € 7.0 million from exchange differences. The net income of € 1.7 million has been reclassified in line with the new presentation. As a result, other income and expenses are € 1.7 million lower and net financial expenses are correspondingly higher than stated in the interim report as of November 30, 2008. Accordingly, EBIT and EBITDA for the first nine months of 2008/2009 are also € 1.7 million lower.

(3) Scope of consolidation

There were no changes in the scope of consolidation in the first nine months of 2009/2010.

(4) Seasonal influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group generally reports a weaker business performance in the autumn and winter than in the spring and summer months. These seasonal fluctuations are reflected in the figures for the first nine months of the year. The business performance in the first nine months as of November 30, 2009 does not necessarily provide an indication of the results to be expected for the 2009/2010 financial year as a whole.

(5) Other income and expenses

Other income and expenses are structured as follows:

€ million	3rd Quarter 2009/2010	3rd Quarter 2008/2009	Change %
Other income	6.3	5.9	6.0
Other expenses	0.7	2.0	(62.6)
Other income and expenses	**5.5**	**4.0**	**39.6**

€ million	Nine Months 2009/2010	Nine Months 2008/2009	Change %
Other income	22.9	34.2	(33.1)
Other expenses	5.3	4.5	17.6
Other income and expenses	**17.6**	**29.7**	**(40.8)**

Percentages calculated on basis of € 000s. Rounding up or down may lead to discrepancies between totals.

The other income reported for the first nine months of 2009/2010 consists of operating income of € 22.0 million (previous year: € 18.6m) and non-operating income of € 0.9 million (previous year: € 15.6m). Operating income mainly consists of advertising grants and income from reversals of provisions. Non-operating income for the first nine months of 2009/2010 mainly consists of retrospective income of € 0.5 million from the sale of real estate in the 2008/2009 financial year and a write-back of € 0.3 million on a piece of land in the real estate segment. The non-operating income for the first nine months of 2008/2009 results from the disposal of a DIY store property and of two pieces of land not required for operations (€ 14.8m) and from the reversal of a provision for onerous contracts (€ 0.8m). The DIY store property was leased back on a long-term basis within the framework of an operating lease. There is the option of extending the letting period following expiry of the fixed term.

The other expenses for the first nine months of 2009/2010 consist of operating expenses of € 2.5 million (previous year: € 2.9m) and non-operating expenses of € 2.8 million (previous year: € 1.6m). Operating expenses mainly involve losses incurred for damages, write-downs on receivables and losses on the disposal of non-current assets. Non-operating expenses for the first nine months of 2009/2010 chiefly result from an allocation of € 1.9 million to provisions for onerous contracts (previous year: € 0m) and from the reclassification of a property previously held for sale. As the intention to sell no longer applies, the property has been reclassified to property, plant and equipment and measured at its amortized original carrying amount. The retrospective recognition of scheduled depreciation led to expenses of € 0.7 million. Moreover, this item also includes expenses of € 0.2 million in connection with

investment projects not subject to further development (previous year: € 0.4m). The previous year's figure also includes an impairment loss of € 0.7 million resulting from the write-down of a building not used for operations (IAS 40) and an impairment loss of € 0.5 million resulting from the write-down of a piece of land held for sale in the real estate segment to its expected net sale proceeds.

(6) Earnings per share

Basic earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the income attributable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares issued.

Basic earnings per share

	3rd Quarter 2009/2010	3rd Quarter 2008/2009
Weighted number of shares issued	15,763,704	15,708,535
Consolidated net income attributable to shareholders in HORNBACH-Baumarkt-AG in € million	4.7	7.7
Earnings per share in €	**0.30**	**0.49**

	Nine Months 2009/2010	Nine Months 2008/2009
Weighted number of shares issued	15,763,704	15,708,535
Consolidated net income attributable to shareholders in HORNBACH-Baumarkt-AG in € million	73.2	86.6
Earnings per share in €	**4.64**	**5.51**

The share option plans mean that shares have arisen with a potentially diluting effect. Diluted earnings per share are calculated as follows:

Diluted earnings per share

	3rd Quarter 2009/2010	3rd Quarter 2008/2009
Weighted number of shares issued, including potential shares with a dilutive effect	15,794,100	15,807,654
Consolidated net income attributable to shareholders in HORNBACH-Baumarkt-AG in € million	4.7	7.7
Earnings per share in €	**0.30**	**0.49**

	Nine Months 2009/2010	Nine Months 2008/2009
Weighted number of shares issued, including potential shares with a dilutive effect	15,794,100	15,807,654
Consolidated net income attributable to shareholders in HORNBACH-Baumarkt-AG in € million	73.2	86.6
Earnings per share in €	**4.64**	**5.48**

(7) Other disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 328.8 million at the end of the first nine months as of November 30, 2009 (previous year: € 313.1m).

Depreciation and amortization totaling € 40.4 million was recognized on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first nine months of the 2009/2010 financial year (previous year: € 41.7m).

(8) Share capital

Within the framework of the 1999 share option plan at HORNBACH-Baumarkt-AG, a total of 86,435 subscription rights were exercised in accordance with the terms and conditions of the share option plan in the first nine months of the 2009/2010 financial year. As a result, the share capital increased by € 0.3 million. As of November 30, 2009, the share capital of HORNBACH-Baumarkt-AG amounted to € 47,479,485 and was divided into 15,826,495 shares.

On August 10, 2009, the Board of Management of HORNBACH-Baumarkt-AG resolved pursuant to Section 71 (1) No. 2 of the German Stock Corporation Act (AktG) to acquire up to 20,000 treasury stock shares for the (annual) issue of employee shares. The buyback of shares was concluded on November 12, 2009. A total of 17,810 treasury stock shares were acquired.

The repurchase of shares pursuant to this management board resolution was undertaken in accordance with the safe harbor regulations set out in Section 20a (3) of the German Securities Trading Act (WpHG) in conjunction with Regulation (EC) No. 2273/2003 of the Commission dated December 22, 2003.

The employee shares were all issued to employees in November 2009.

(9) Dividend

As proposed by the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG, following approval by the Annual General Meeting on July 9, 2009 a dividend of € 0.87 per share was distributed to shareholders for the 2008/2009 financial year.

(10) Share option plans

Within the framework of the 2003 phantom stock plan at HORNBACH-Baumarkt-AG, a total of 7,480 share options were exercised in accordance with the terms and conditions of the share option plan during the exercise windows in the first nine months of the year.

(11) Contingent liabilities and other financial obligations

These mainly involve rental, hiring, leasehold and leasing contracts for which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the assets thereby leased pursuant to IFRS regulations (Operating Lease). These amounted to € 1,219.1 million at the end of the first nine months as of November 30, 2009 (February 28, 2009: € 1,318.3m).

(12) Relationships to closely related companies and persons

In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG also has direct or indirect relationships with associated companies when performing its customary business activities. These include the parent company, HORNBACH HOLDING AG, as well as its direct and indirect subsidiaries. Apart from the transactions performed in the usual course of business and reported in the annual financial statements, no major transactions were undertaken with closely related companies and persons during the first nine months of 2009/2010.

(13) Segment report

Nine Months 2009/2010 in € million Nine Months 2008/2009 in € million	DIY stores	Real estate	Headquarters and consolidation	HORNBACH-Baumarkt-AG Group
Segment sales	**2,165.7**	**88.7**	**(88.0)**	**2,166.4**
	2,082.6	84.4	(83.7)	2,083.3
Sales to third parties	2,165.6	0.0	0.0	2,165.6
	2,082.5	0.0	0.0	2,082.5
Sales to affiliated companies	0.1	0.0	0.0	0.1
	0.1	0.0	0.0	0.1
Rental income from affiliated companies	0.0	88.0	(88.0)	0.0
	0.0	83.7	(83.7)	0.0
Rental income from external third parties	0.0	0.7	0.0	0.7
	0.0	0.7	0.0	0.7
Segment earnings (EBIT)	**105.7**	**25.7**	**(11.3)**	**120.1**
	99.3	39.4	(11.4)	127.3
Depreciation and amortization/write-ups	**26.0**	**8.2**	**5.9**	**40.1**
	27.7	8.1	5.9	41.7
EBITDA	**131.7**	**33.9**	**(5.4)**	**160.2**
	127.0	47.5	(5.5)	169.0
Segment assets	**713.0**	**480.2**	**276.1**	**1,469.3**
	715.7	453.4	251.8	1,420.9
of which: credit balances at banks	81.1	0.0	243.8	324.9
	39	0.0	180.9	219.9

Reconciliation in € million	Nine Months 2009/2010	Nine Months 2008/2009
Segment earnings (EBIT) before "Headquarters and consolidation"	**131.4**	**138.7**
Unallocated activities	(11.0)	(11.4)
Consolidation adjustments	(0.3)	0.0
Net financial expenses	(16.3)	(10.4)
Consolidated earnings before taxes	**103.8**	**116.9**

Rounding up or down may lead to discrepancies between totals.

Bornheim, December 22, 2009

The Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft

FINANCIAL CALENDAR 2009/2010

December 22, 2009	Interim Report as of November 30, 2009
March 18, 2010	Trading Statement 2009/2010
May 27, 2010	Annual Results Press Conference 2009/2010 Publication of Annual Report DVFA Analysts' Conference
July 1, 2010	Interim Report as of May 31, 2010
July 8, 2010	Annual General Meeting, Festhalle Landau/Pfalz
September 30, 2010	Half-Year Financial Report as of August 31, 2010

Investor Relations
Axel Müller
Tel: (+49) 0 63 48 / 60 - 24 44
Fax: (+49) 0 63 48 / 60 - 42 99
invest@hornbach.com
Internet: www.hornbach-group.com

DISCLAIMER

This interim report contains forward-looking statements based on assumptions and estimates made by the Board of Management of HORNBACH. Statements referring to the future are always only valid at the time at which they are made. Although we assume that the expectations reflected in these forecast statements are realistic, the company can provide no guarantee that these expectations will also turn out to be accurate. The assumptions may involve risks and uncertainties which could result in actual results differing significantly from the forecast statements. The factors which could produce such variances include changes in the economic and business environment, particularly in respect of consumer behavior and the competitive environment in those retail markets of relevance for HORNBACH. Furthermore, they include a lack of acceptance of new sales formats or new product ranges, as well as changes to the corporate strategy. HORNBACH has no plans to update the forecast statements, neither does it accept any obligation to do so.